                                  Commission File No. 0-29106

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549


                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of February, 2001


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F     X         Form 40-F
                     ------------             ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes            No    X
                         --------      ----------



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Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 1 is a copy of a letter distributed by Knightsbridge Tankers Limited to its U.S. shareholders containing tax information that those shareholders may need in order to make a "QEF" election.


Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.




































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

EXHIBIT #1

                       KNIGHTSBRIDGE LOGO



                                                February 15, 2001

TO: The Shareholders of
    Knightsbridge Tankers Limited
    That Are United States Taxpayers


         As you are aware, Knightsbridge Tankers Limited ("Knightsbridge") is a "Passive Foreign Investment Company" ("PFIC") for United States income tax purposes. The following is a PFIC annual information statement for the taxable year of Knightsbridge beginning on January 1, 2000 and ending on December 31, 2000. This statement is being provided so that you may report your pro rata share of Knightsbridge's income in the event that you have elected to treat Knightsbridge as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code.

         You should keep this statement in your records but do not need to attach this statement to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Knightsbridge is: Mercury House, 101 Front Street, Hamilton HM 12, Bermuda.












Knightsbridge Tankers Limited    Knightsbridge Tankers Limited
Investor Relations               Registered Office
P.O. Box HM 1593                 Mercury House, 101 Front Street
Hamilton, Bermuda                Hamilton HM 12, Bermuda
Telephone: +1(441)295-6935
Telefax: +1(441)295-3494





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

                PFIC Annual Information Statement


1. This Information Statement applies to the taxable year of Knightsbridge Tankers Limited ("Knightsbridge") beginning on
    January 1, 2000 and ending on December 31, 2000 (the "Taxable
    Year").

2. (i) Your pro rata share of the ordinary earnings of Knightsbridge for the Taxable Year may be determined as follows:

         (a) If you owned the same number of Knightsbridge shares from January 1, 2000 through December 31,
              2000, multiply the number of such Knightsbridge shares by $2.448101.

         (b) If you did not own Knightsbridge shares for the entire period beginning January 1, 2000 and ending December 31, 2000, multiply the number of shares you owned by $2.448101, divide the result by 366, and multiply by the number of days during 2000 that you held such shares.*

         (c) If you owned different numbers of Knightsbridge shares at different times during 2000, perform the calculation specified in (b) above separately for each lot of shares owned.

    (ii) Your pro rata share of the net capital gain of Knightsbridge for the Taxable Year is zero.

3. The amount of cash and the fair market value of other property distributed or deemed distributed by Knightsbridge during the Taxable Year is as follows:

              Cash:  See note**
____________________

* For example, if you acquired 100 shares on July 1, 2000 and held them throughout the remainder of 2000, your pro rata share of Knightsbridge's ordinary earnings would be $123.07 (i.e., 100 shares x $2.448101 x 184/366).

** On February 11, 2000, Knightsbridge made a distribution of $0.44 per share to shareholders of record on January 28, 2000. On May 12, 2000, Knightsbridge made a distribution of $0.44 per share to shareholders of record on April 27, 2000. On August 7, 2000, Knightsbridge made a distribution of $0.61 per share to shareholders of record on July 24, 2000. On November 8, 2000, Knightsbridge made
                             (footnote continued)

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              Fair Market Value of Property:  0

4. Knightsbridge will permit you to inspect and copy Knightsbridge's permanent books of account, records, and such other documents as may be maintained by Knightsbridge to establish that Knightsbridge's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles, and to verify these amounts and your pro rata shares thereof.

                                 KNIGHTSBRIDGE TANKERS LIMITED


Date: February 15, 2001          By:  /s/ Ola Lorentzon
                                      Name:  Ola Lorentzon
                                      Title: Chairman


THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST SHAREHOLDERS IN MAKING CALCULATIONS, AND DOES NOT CONSTITUTE TAX ADVICE. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF COMMON SHARES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW.
















____________________

(footnote continued)
       a distribution of $1.17 per share to shareholders of record on October 26, 2000. The total amount of these four distributions exceeded the sum of Knightsbridge's earnings and profits for the Taxable Year and Knightsbridge's earnings and profits accumulated in prior years. Accordingly, 92.034% of each distribution is a dividend and 7.966% of each distribution is a non-taxable return of capital.


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01655002.AH6



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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             KNIGHTSBRIDGE TANKERS LIMITED
                               (registrant)


Dated:  February 22, 2001    By:  /s/ Ola Lorentzon
                                  ___________________________
                                  Ola Lorentzon
                                  Director, Deputy Chairman
                                    and Treasurer




































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01655002.AH6